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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                        ---------------------------

                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                        ---------------------------

                    UNION TEXAS PETROLEUM HOLDINGS, INC.
                         (Name of Subject Company)
                        ---------------------------

                           VWK ACQUISITION CORP.
                         ATLANTIC RICHFIELD COMPANY
                                 (Bidders)
                        ---------------------------

                  Common Stock, Par Value $0.05 Per Share
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)
                        ---------------------------

                                 90864010 5
                   (CUSIP Number of Class of Securities)
                        ---------------------------

                            Diane A. Ward, Esq.
                           VWK Acquisition Corp.
                       c/o Atlantic Richfield Company
                          515 South Flower Street
                           Los Angeles, CA 90071
                               (213) 486-2808
         (Name, Address and Telephone Number of Persons Authorized
        to Receive Notices and Communications on Behalf of Bidders)
                        ---------------------------

                                 Copies to:
                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


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          Atlantic Richfield Company ("ARCO") and VWK Acquisition Corp.
(the "Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D, originally filed on May 8, 1998, as amended by Amendment Nos. 1 and 2 filed on May 12 and May 18, 1998, respectively (as amended, the "Original Filing"), with respect to the offer (the "Offer") by the Purchaser to purchase all outstanding shares of Common Stock, par value $0.05 per share (the "Common Stock"), of Union Texas Petroleum Holdings, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 3. Capitalized terms used and not defined herein shall have the meanings given to them in the Original Filing.

Item 10. Additional Information.

(c) On Tuesday, May 19, 1998, ARCO was informed by the Federal Trade Commission that it had granted early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.



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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 20, 1998


                                        VWK ACQUISITION CORP.

                                        By:  /s/ Terry G. Dallas
                                             ------------------------
                                             Name:  Terry G. Dallas
                                             Title: President


                                        ATLANTIC RICHFIELD COMPANY

                                        By:  /s/ Terry G. Dallas
                                             ------------------------
                                             Name:  Terry G. Dallas
                                             Title: Senior Vice President
                                                    and Treasurer